Exhibit 12

DISCOVERY COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(in millions, except ratio amounts)

	For the Three Months Ended March 31, 2012	For the Years Ended December 31,
		2011	2010	2009	2008	2007(2)
				(recast)(1)	(recast)(1)
Earnings:
Net income from continuing operations	$222	$1,134	$647	$570	$404	$86
Add:
Provision for income taxes	119	425	288	469	353	56
(Earnings) loss of equity investees	48	35	57	24	65	(142)
Distributions of income from equity investees	10	30	15	4	4	—
Total interest expense	55	211	207	249	258	—
Portion of rents representative of the interest factor	6	26	28	27	46	11

Earnings, as adjusted	$460	$1,861	$1,242	$1,343	$1,130	$11

Fixed charges:
Total interest expense	$55	$211	$207	$249	$258	$—
Portion of rents representative of the interest factor	6	26	28	27	46	11

Total fixed charges	$61	$237	$235	$276	$304	$11

Preferred stock dividends	—	—	1	15	—	—

Total combined fixed charges and preferred stock dividends	$61	$237	$236	$291	$304	$11

Ratio of earnings to fixed charges	7.5	7.9	5.3	4.9	3.7	1.0

Ratio of earnings to combined fixed charges and preferred stock dividends	7.5	7.9	5.3	4.6	3.7	1.0

(1)	The 2009 and 2008 financial information has been recast so that the basis of presentation is consistent with that of the 2010 and 2011 financial information. This recast reflects (i) the adoption of accounting guidance that amends the model for determining whether an entity should consolidate a variable interest entity, which resulted in the deconsolidation of the Oprah Winfrey Network and Animal Planet Japan and (ii) the results of operations of the Antenna Audio business as discontinued operations.

(2)	The results for 2007 reflect only the results of Discovery Communications Inc.’s predecessor, Discovery Holding Company.